SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING | GENEVA | SAN FRANCISCO
BRUSSELS | HONG KONG | SHANGHAI
CHICAGO | LONDON | SINGAPORE
DALLAS | LOS ANGELES | TOKYO
FRANKFURT | NEW YORK | WASHINGTON, DC

FOUNDED 1866

[redacted]

07020612

Our Ref: 22277-00002

January 22, 2007

SEC MAIL RECEIVED PROCESSING
JAN 2 ? 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find five press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

dlw 1/29



News Release

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2007 2006 2005 2004 2003 2002

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COSL Drilling Rig Bohai4 Operated Overseas Safely and Efficiently for 4 Years

COSL's "Bohai4", currently operating in Indonesian waters in Java Sea, has worked in the waters for over 4 years since October 2002. In the rig, 70% staff is Indonesian locals while only two teams with less than 20 people are from China. Despite the special working environment, COSL's staff strived hard with perseverance. During the four-year operation overseas, Bohai4 received many compliments and appreciations that made every staff of "Bohai4" pride of their works on the rig.





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2007 2006 2005 2004 2003 2002

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COSL Enters into the Market of Module Rigs in the Gulf of Mexico--COSL4 set to sail

(13 January, 2007 - Beijing) COSL4, the first 7000-meter module rig designed, constructed, installed and mobilized by China, departed Nantong today for its working site - the Gulf of Mexico. The module rig is the first among the four module rigs China Oilfield Services Limited ("COSL") constructed for Pemex. COSL owns the complete intellectual property rights of all the four module rigs, of which 92% key equipments and accessorial facilities were made in China. The percentage of home-made parts has greatly increased than before.

Related news

The Gulf of Mexico is the world's largest offshore oilfield area and is famous for active deep sea exploration. This project not only enables COSL to successfully tap into the traditional business areas of oilfield service providers in Europe and America, but also provides the Group with an opportunity to secure market share in the Gulf of Mexico, a region of utmost political and economic importance with abundant oil and gas reserve, as well as active oil and gas exploration and production.







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2007 2006 2005 2004 2003 2002

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COSL will announce 2006 full year operational data in Jan 22nd,2007

 



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2007 2006 2005 2004 2003 2002

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COSL will update 2007 strategic guildance in Jan 23rd,2007

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File No.: 82-346

COSL
China Oilfield Services Limited
中海油田服务股份有限公司



News Release

COSL Announces Unaudited Operational Data for the Full Year of 2006 -- Fostering Business Development in Higher Quality

21 January 2007 ? Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883. HK) announced today its unaudited operational statistics for the fourth quarter ended 31 December 2006.

For the year ended 31 December 2006, the total number of operating days for the drilling rigs was 4,769 days, representing an increase of 165 days, or 3.6%, over that of the corresponding period in the previous year. Operating days for jack-up rigs increased by 100 days or 2.7% over the corresponding period last year, whereas that for semi-submersibles increased by 65 days or 7.5% when compared with the corresponding period last year. The above changes were mainly attributable to the commencement of operations of the jack-up drilling rig "COSL 941" since June, with 179 working days in 2006 and semi-submersible rig "NH2" reduced maintenance by 100 days and owing to maintenance operating period of the other fleets decreased by 114 working days compared with the corresponding period last year. The average utilization rate in terms of available days rose to 100%, representing an increase of 2.1% over the corresponding period last year. In terms of calendar days, average utilization rate remained 90% compared with corresponding period last year.

For its well workover business, the Company operated for 13,369 team?days, posting an increase of 57.6% from 8,483 team?days in the corresponding period last year. This is mainly attributable to the increase of 1,748 team?days in offshore well workover operations in Indonesia. Besides, the growth in onshore operations led to an increase of 3,138 team?days.

During the period, operating datum of well services in respect of which the Company provided logging, drilling fluids, directional drilling, cementing and well completion service were 837, 291, 242, 332 and 1,244 respectively. Except for drilling fluids service, which dropped by 20.9% over the corresponding period last year, growth in the logging, directional drilling, cementing and well completion service segments made good progress with year-on-year increase of 19.9%, 15.2%, 33.3% and 0.2% respectively due to the growth in numbers of products in PRC market.

The marine support and transportation services business of the Company operated for a total of 23,668 days during the period, posting an increase of 449 days or 1.9% over that of the corresponding period last year. This is mainly attributable to the increase in 129, 143 and 281 working days for Standby vessels, AHTS vessels and

Utility vessels respectively and a decrease of 104 working days of PSV vessels. The average utilization rate in terms of calendar days reached 95.1%, representing an increase of 1.5% over the corresponding period last year. In terms of available days, The average utilization rate was 99.1%, representing an increase of 0.4% over the corresponding period last year.

In respect of the Company's geophysical services, the Company's collection of 2D seismic data reached 45,682km representing a decrease of 1.0% over the corresponding period last year. It is because BH512 was engaged in 3D data collection after system upgrade and 2D data processing business decreased by 7.8% over the corresponding period last year. PRC Business development in the collection of 3D seismic data was satisfactory with remarkable growth and the 3D data processing business increased accordingly. The Company's collection and processing of 3D seismic data recorded an increase of 98.7% and 47.3% respectively.

Operational Performance Overview:

Drilling Activities	As at 31 December 2006	As at 31 December 2005	Change (%)
Operating Days (Days)	**4,769**	**4,604**	**3.6%**
Jack-up Rigs	3,839	3,739	2.7%
Semi-submersible Rigs	930	865	7.5%
Utilization Rate (Available Day)	**100.0%**	**98.0%**	**2.1%**
Jack-up Rigs	100.0%	98.9%	1.1%
Semi-submersible Rigs	100.0%	94.2%	6.1%
Utilization Rate (Calendar Day)	**90.0%**	**90.0%**	**0.0%**
Jack-up Rigs	91.3%	93.1%	-1.9%
Semi-submersible Rigs	84.9%	79.0%	7.5%
Well workover (Team?Day)	**13,369**	**8,483**	**57.6%**

Well Services	As at 31 December 2006	As at 31 December 2005	Change (%)
Logging (no. of jobs)	837	698	19.9%
Drilling Fluids (no. of wells)	291	368	-20.9%
Directional Drilling (no. of jobs)	242	210	15.2%
Cementing (no. of wells)	332	249	33.3%
Well Completion (no. of jobs)	1,244	1,241	0.2%

Marine Support and Transportation Services	As at 31 December 2006	As at 31 December 2005	Change (%)
Operating Days (Days)	**23,668**	**23,219**	**1.9%**
Standby vessels	13,321	13,193	1.0%
AHTS vessels	6,554	6,411	2.2%
PSV vessels	2,113	2,217	-4.7%
Utility vessels	1,680	1,399	20.1%
Vessel Utilization Rate (Available Day)	**99.1%**	**98.7%**	**0.4%**
Standby vessels	99.7%	99.3%	0.3%
AHTS vessels	98.8%	99.1%	-0.2%
PSV vessels	99.8%	99.5%	0.3%
Utility vessels	94.9%	90.3%	4.6%

Vessel Utilization Rate (Calendar Day)	95.1%	93.6%	1.5%
Standby vessels	96.0%	95.9%	0.1%
AHTS vessels	93.7%	92.4%	1.2%
PSV vessels	96.5%	96.8%	-0.3%
Utility vessels	92.1%	76.6%	15.4%

Geophysical Services	As at 31 December 2006	As at 31 December 2005	Change (%)
2D Seismic Data			
Data Collection (km)	45,682	46,166	-1.0%
Data Processing (km)	14,512	15,746	-7.8%
3D Seismic Data			
Data Collection (km^2)	7,337	3,693	98.7%
Data Processing (km^2)	4,187	2,843	47.3%

In addition, the Company entered into construction agreement with China Merchants Heavy Industry Co. Ltd. ("CMHI"), upon public tender and evaluation, in relation to the construction of two liftboats.

Liftboat is mainly applied in the development and production of marginal oilfield operation, with a variety of functions including well workover, adjustment well drilling, crushing, acidification and continuous oil pipe operation. Currently, the development of the project is in line with schedule and the first liftboat is expected to be delivered in the first quarter of 2008.

Mr. Yuan Guangyu, CEO and President of the Company, said, "The construction of liftboats is mainly due to strong market demand. The completion of the construction of the liftboats will further enhance the capability of the Company's equipment. Liftboats are commonly used in the sea area of Mexico and have just been introduced in the PRC market. The Company considers that liftboats will be vital for strengthening the cooperation and the win-win situation between COSL and our clients in oilfield services."

Mr. Zhong Hua, CFO and Executive Vice President of the Company, added, "In 2006, all COSL's operations targets were fulfilled. The Company staff is confident in fostering business development in higher quality."

Background Information about China Merchants Heavy Industry Co. Ltd.

China Merchants Heavy Industry Co. Ltd. ("CMHI") is one of the subsidiary companies of the China Merchants Group. Its scope of business includes Structural Steel Works (Design, Fabrication and Erection), Spiral Pipe Fabrication, Noise Mitigation (Noise Barrier, Noise Enclosure and Acoustic Ceilings), Aluminum Cladding and Structure and the Design, Manufacture and Supply of Lifting Plants. Now, CMHI is heading for the direction of contracting major engineering and equipment projects.

CMHI was established by merging and restructuring of former Yiulian Heavy Industry Co., Ltd. (YL), Shen Zhen River-Sea Heavy Industry Co., Ltd. (R&S), and Shenzhen Merchants Mechanical Engineering Co., Ltd. (SMME). CMHI enjoys great edges, such as strong economies of scale, favorable geographical location and superior human resources. With its human, technical and information advantages established through international competition over the past years, couple with its remarkable reputation in global marketplace, CMHI has participated in the construction of many large-scale heavy industry projects in China and overseas.

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in

offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2169 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / jackal.leung@iprogilvy.com


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